SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35708; File No. 812-15772

Partners Group Private Equity (Master Fund), LLC, <u>et al</u>.

August 7, 2025.

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC").

<u>ACTION</u>: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: Partners Group Private Equity (Master Fund), LLC; Partners Group Next Generation Infrastructure, LLC; Partners Group Growth, LLC; Partners Group Lending fund, LLC; Lincoln Partners Group Royalty Fund; Partners Group (USA) Inc., Partners Group AG; Partners Group (UK) Ltd, Partners Group (Luxembourg) S.A., Partners Group (Guernsey) Ltd, Partners Group Cayman Management I Ltd, Partners Group Cayman Management III Ltd, Partners Group Cayman Management IV Ltd, Partners Group Management Ltd, Partners Group Management (Scots) LLP, Partners Group Management I S.à.r.l., Partners Group Management II Ltd, Partners Group Management II S.à.r.l., Partners Group Management III S.à.r.l., Partners Group Management IV (EUR) S.à.r.l., Partners Group Management V (GBP) S.à.r.l., Partners Group Management VI (USD) S.à.r.l., Partners Group Management IX Ltd, Partners Group Management V Ltd, Partners Group Management VII Ltd, Partners Group Management VIII Ltd, Partners Group Management

XI Ltd, Partners Group Management XII Ltd, Partners Group US Management II LLC, Partners

Group US Management III LLC, Princess Management Ltd, Partners Group Management Direct

Equity V S.à.r.l., Partners Group Cayman Management Direct Equity V Limited, and certain of

their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on May 1, 2025, and amended on July 28, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on September 2, 2025, and should be accompanied by

proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request,

and the issues contested. Persons who wish to be notified of a hearing may request notification by

e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Joshua B. Deringer,

Esq. and Joshua M. Lindauer, Esq., Faegre Drinker Biddle & Reath LLP,

joshua.deringer@faegredrinker.com and joshua.lindauer@faegredrinker.com; Robert M. Collins,

Partners Group (USA) Inc., robert.collins@partnersgroup.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Deepak T.

Pai, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division

of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, dated July 28, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.